Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-40750) pertaining to The Retirement Plan of Pioneer-Standard Electronics, Inc. of our report dated May 7, 2001, with respect to the financial statements and schedule of The Retirement Plan of Pioneer-Standard Electronics, Inc. included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
June 27, 2001